SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of February, 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


                     RYANAIR CELEBRATES PASSENGER LANDMARKS
                                 ACROSS EUROPE

Ryanair, Europe's No.1 low fares airline, today (Tuesday, 24th February 2004) confirmed that in February 2004, Ryanair has passed the 35 Million passenger landmark at Dublin airport, since flights began from Dublin in 1984. This translates to nearly an average of 10 Ryanair flights per Irish man, woman &AMP; child over the past 20 years, and savings of over EUR3.5 Billion on Aer Lingus high fares.
New Ryanair passenger records have been achieved all over Europe during February, including:

   -Italy - 12 Million passengers have saved EUR1.2 Billion.
   -Scotland - 8 Million passengers have saved EUR800 Million
   -France - 7 Million Passengers have saved EUR700 Million

Commenting on the new record numbers, Ryanair's Head of Communications, Paul Fitzsimmons said:

    "Since Ryanair began flying over 76 Million passengers have saved EUR7.6 Billion with Ryanair's low fares. This month we have reached new landmark records throughout Europe.

   -Brussels Charleroi airport has welcomed its 4.5 Millionth passenger -City of Derry airport has passed the 600 000th passengers milestone.

    "Last month, Ryanair carried over 1.7 Million passengers on almost 15,000 scheduled flights, confirming that Ryanair is Europe's No.1 airline for low fares, punctuality and customer service."

Ends.                          Tuesday, 24th February 2004

For further information:

Paul Fitzsimmons - Ryanair     Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228         Tel: 00 353 1 4980 300




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  24 February 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director